

July 8, 2010

R. Douglas Barton
President, CEO, Chairman, Treasurer
Discount Dental Materials, Inc.
4211 W. Magnolia Blvd.
Burbank, CA 91505

>   **Re: Discount Dental Materials, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed July 2, 2010**
>   **File No. 333-166508**

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A3 filed 07/02/10

Prospectus Summary, page 4

1.   We note the statement on page four and elsewhere that Mr. Wolff "may not be considered an independent third party." We also note the cash and non-cash deferred payment to counsel in Exhibit 10.1. Please revise to provide disclosure pursuant to Item 509 of Regulation S-K.

Business, page 20

2.   We note your revised disclosure on page 22 in response to prior comment three. Please revise to address the company's anticipated customer payment terms and clarify the terms of "standard trade credit". Please provide a basis for the belief that a blank check company with your cash position and no revenues will be able to secure standard trade credit. Also, revise to further clarify the company's plans moving forward in the event that the anticipated standard trade credit is not granted, either in whole or in part, for those items purchased from wholesalers. For example, it is unclear if the CEO has discussed obtaining trade credit with wholesalers or received commitments for such credit from wholesalers.

3.   Additionally, we note that you refer to loans in the plural "for up to $10,000" to purchase items that are not covered by standard trade credit. Revise to clarify if $10,000 is the maximum for one or all loans. It is unclear if there are similar limits on other loans the company may draw on from the CEO. Please revise accordingly.

4.   Consider revising your risk factors to specifically address reliance on your CEO for trade credit, warehouse space and other items, including the fact that you have no written agreements for financing and other items that the company appears to be materially dependent upon. Currently your risk factors address reliance on the CEO generally but do not specifically address such issues.

5.   With respect to the oral arrangements with the CEO, advise us why you do not file written descriptions of the contracts similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). See, for example, prior comment four.

Age of Financial Statements, page F-11

6.   If the registration statement is declared effective after July 12, 2010, please revise your registration statement to include the May 31, 2010 interim financial information to comply with Rule 8-08 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended May 31, 2010

Exhibit 31.1

7.   We note your response to comment 35 in our letter dated June 1, 2010, nevertheless, it appears you are continuing to use an outdated version of the Section 302 certification that does not comply with the language required by Item 601(b)(31)(i) of Regulation S-K. In future filings, please amend your filing to include a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K.

Exchange Act Filings

8.   To the extent that the comments issued with regards to your Form S-1 are relevant to your Exchange Act filings, please address those comments in your future periodic reports.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff
        Fax: (212) 644-6498